NORTHERN ABITIBI MINING CORP.

FILE No.
82-4749



SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

January 20, 2005

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA



Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated January 20, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
FEB 17 2005
THOMSON
FINANCIAL

for Barb O'Neill

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 20, 2005**

News Release: **05-01**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Private Placement

Subject to regulatory approval, Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce a proposed non-brokered private placement of up to $750,000 consisting of 10,714,286 Units at $0.07 per Unit. Each Unit will consist of one common share of Northern Abitibi and one full share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of two years from the date of issue.

The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing will be used to locate and acquire new mineral properties and for working capital purposes.



"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — JANUARY 20, 2005

News Release: **05-01**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Private Placement

Subject to regulatory approval, Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce a proposed non-brokered private placement of up to $750,000 consisting of 10,714,286 Units at $0.07 per Unit. Each Unit will consist of one common share of Northern Abitibi and one full share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of two years from the date of issue.

The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing will be used to locate and acquire new mineral properties and for working capital purposes.



"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Northern Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE JANUARY 20, 2005

News Release: **05-01**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Private Placement

Subject to regulatory approval, Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce a proposed non-brokered private placement of up to $750,000 consisting of 10,714,286 Units at $0.07 per Unit. Each Unit will consist of one common share of Northern Abitibi and one full share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share for a period of two years from the date of issue.

The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the financing will be used to locate and acquire new mineral properties and for working capital purposes.



"Jean Pierre Jutras"

Jean Pierre Jutras
Vice-President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States. The Northern Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.